UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K

               ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2008.

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ___________to_____________

Commission file number 0-10436.


         L. B. Foster Company Savings Plan for Bargaining Unit Employees
--------------------------------------------------------------------------------
          (Full title of the plan and the address of plan, if different from that of the issuer named below)


                              L. B. FOSTER COMPANY
                                415 Holiday Drive
                              Pittsburgh, PA 15222
--------------------------------------------------------------------------------
               (Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

FINANCIAL STATEMENTS AND OTHER
FINANCIAL INFORMATION

L.B. Foster Company Savings Plan for
Bargaining Unit Employees
December 31, 2008 and 2007, and the
Year Ended December 31, 2008
With Report of Independent Registered Public Accounting
Firm

                               L.B. Foster Company
                   Savings Plan for Bargaining Unit Employees

                              Financial Statements
                         and Other Financial Information

                           December 31, 2008 and 2007,
                      and the Year Ended December 31, 2008




                                    Contents

Report of Independent Registered Public Accounting Firm........................1

Financial Statements

Statements of Net Assets Available for Benefits................................2
Statement of Changes in Net Assets Available for Benefits......................3
Notes to Financial Statements..................................................4

Other Financial Information

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)................12

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


The Plan Administrator
L. B. Foster Company
Savings Plan for Bargaining Unit Employees

We have audited the accompanying statements of net assets available for benefits of the L. B. Foster Company Savings Plan for Bargaining Unit Employees as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2008 and 2007, and the changes in its net assets available for benefits for the year ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                            /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 25, 2009

                               L.B. Foster Company
                   Savings Plan for Bargaining Unit Employees

                 Statements of Net Assets Available for Benefits

                                                          December 31
                                                       2008           2007
                                                   -----------    -----------
Assets
Investments, at fair value                         $   981,415    $ 1,586,900
Participant loans                                       59,401         49,333
                                                   -----------    -----------
Net assets available for benefits, at fair value     1,040,816      1,636,233

Adjustment from fair value to contract value
for investments in fully benefit-responsive
investment contracts                                     4,543            883
                                                   -----------    -----------
Net assets available for benefits                  $ 1,045,359    $ 1,637,116
                                                   ===========    ===========

See accompanying notes.

                               L.B. Foster Company
                   Savings Plan for Bargaining Unit Employees

            Statement of Changes in Net Assets Available for Benefits

                          Year Ended December 31, 2008


Investment income (loss):
Interest and dividends                                              $    47,606
Net realized/unrealized depreciation in investment fair value          (510,114)
                                                                    ------------
Total investment loss                                                  (462,508)

Contributions:
Employee                                                                 83,697
Employer                                                                 32,808
                                                                    ------------
Total contributions                                                     116,505
                                                                    ------------
                                                                       (346,003)

Deductions from net assets attributable to:
Benefit payments                                                        244,516
Administrative expenses                                                   1,238
                                                                    ------------
                                                                        245,754
                                                                    ------------
Decrease in net assets available for benefits                          (591,757)

Net assets available for benefits, beginning of year                  1,637,116
                                                                    ------------
Net assets available for benefits, end of year                      $ 1,045,359
                                                                    ============

See accompanying notes.

                               L.B. Foster Company
                   Savings Plan for Bargaining Unit Employees

                          Notes to Financial Statements

                           December 31, 2008 and 2007

1. Description of Plan

The following brief description of the L.B. Foster Company Savings Plan for Bargaining Unit Employees (the Plan) is provided for general information purposes only. Participants should refer to the summary plan description as amended on May 1, 2007, for more complete information.

General

The Plan is a defined contribution plan extended to union hourly employees of L.B. Foster Company (Company) who have attained age 18 and are employed at locations specified by the Plan. The L.B. Foster Company Employee Benefits Policy and Review Committee, appointed by the Board of Directors of the Company, serves as the plan administrator. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Contributions under the Plan are made by both the participants and the Company. A participant may elect to make deferred savings contributions on a pretax basis ranging up to 75% of annual compensation subject to Internal Revenue Code limitations. A participant who elects to make deferred savings contributions of at least 5% can also elect to make additional voluntary contributions on an after-tax basis provided, however, that the sum of the deferred savings and voluntary employee contributions does not exceed 100% of the participant's annual compensation. Participant and Company contributions are invested in accordance with participant elections.

Company contributions are made pursuant to the terms of the collective bargaining agreements applicable to the Company's specific locations. Eligible employees of Spokane, Washington, shall have a Company matching contribution of $.50 for every $1.00 contributed by the employee on the first 4% to 6% of annual compensation, based upon years of service, as defined by the Plan. Eligible employees of the Bedford, Pennsylvania, facility shall have a Company matching contribution of $.50 for every $1.00 contributed by the employee, up to the first 5% of the employee's compensation. Matching contributions will only be made if the employee contributes to the Plan. The Company's contributions may be reduced by any forfeitures which accumulate. During the year ended December 31, 2008, the Company utilized forfeitures approximating $1,070 to offset Company contributions. At December 31, 2008 and 2007, forfeitures approximating $680 and $1,750, respectively, were available to reduce future Company contributions.

Vesting

A participant's vested interest in the Plan on any date is equal to the sum of the values of (a) that portion of the participant's account attributable to the participant's contributions, and (b) that portion of the participant's account attributable to the Company's contributions multiplied by the applicable vesting percentage plus or minus related earnings (losses). Participants are 100% vested in the Company's contributions after three years of eligible service or attaining age 65.

Notwithstanding the above, a participant who terminates from the Plan by reason of retirement, disability, or death is fully vested in their participant account.

Distributions

Normal retirement age is 65. Early retirement age is 55, provided that the participant has at least five years of service. In addition, a participant may obtain an early retirement distribution prior to reaching age 55, provided that the participant will turn 55 in the year distribution occurs and that the participant has completed at least five years of service.

As provided by the Plan, the distribution to which a participant is entitled by reason of normal, early, or disability retirement, death, or termination of employment may be made in the form of a direct rollover, annuity, cash, or partly in cash, and partly as an annuity. The amount of such distribution is equal to the participant's vested account balance on the valuation date.

Withdrawals

In the event of hardship and subject to certain restrictions and limitations, as defined by the plan document, a participant may withdraw their vested interest in the portion of their account attributable to deferred savings contributions and related earnings. The Plan also allows for age 591/2 in-service withdrawals of all or any portion of the participant's vested account balance.

Participants' Accounts

Each participant's account is credited with the participant's pretax and voluntary contributions, the participant's allocable share of Company contributions, and related earnings of the funds. Participants' accounts may be invested in 10% increments into any of the mutual funds available under the Plan at the direction of the participant.

Loans

A participant may obtain a loan from the vested portion of their account. The loan proceeds (subject to a minimum of $1,000 and a maximum of $50,000) are deducted from the participant's account and are repaid by means of payroll deductions. Loans are required to be repaid within 60 months from the date on which the loan is originally granted and may be prepaid without penalty at any time. The repayment period for a loan that is obtained for purchasing a primary residence may be as long as 120 months. The loan carries an interest rate computed at the prime rate plus 1/2%. The interest rate is computed on the date the loan is requested and remains fixed for the full term of the loan.

Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Should the Plan be terminated, participants will become fully vested in their accounts, and the assets of the Plan would be distributed to the participants based on their individual account balances as determined under the plan provisions.

2. Summary of Significant Accounting Policies

Valuation of Investments

Mutual fund values are based on the underlying investments in securities. Mutual fund securities traded on security exchanges are valued at the latest quoted sales price. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the plan year. The contract value of participation units owned in the collective trust fund is based on quoted redemption values, as determined by the trustee, on the last business day of the plan year. The fair value of participation units owned by the collective trust fund is determined based on the present value of the underlying contracts' cash flows, discounted at current market rates for investments of similar quality and duration. Loans receivable from participants are valued at cost which approximates fair value.

Realized gain or loss includes recognized gains and losses on the sale of investments. Unrealized appreciation or depreciation represents changes in value from original cost. Dividend income is recorded on the ex-dividend date and interest income is accrued as earned.

As described above, the investments of the Plan are concentrated in mutual funds primarily consisting of stocks and bonds. Realization of amounts disclosed as net assets available for benefits is dependent on the results of these markets.

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (SFAS 157), which establishes a framework for measuring fair value in accordance with U.S. generally accepted accounting principles and expands disclosures about fair value measurements. On January 1, 2008, the Plan adopted SFAS 157. Adoption did not impact the net assets available for benefits but resulted in additional disclosures (Note 7).

Basis of Accounting

The financial statements of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Expenses

The Company, as provided by the Plan, pays expenses of the Plan. Expenses incurred to establish and maintain a loan are charged to the applicable participant.

3. Investments

For the year ended December 31, 2008, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                               2008
                                                  ------------------------------
                                                                   Net Realized/
                                                                    Unrealized
                                                  Fair Market      Appreciation
                                                     Value        (Depreciation)
                                                  ------------------------------
Fidelity investments:
   Magellan Fund                                  $        -         $ (156,588)
   Mutual Shares Class A                             146,259            (41,583)
   Davis NY Venture Fund                             212,356            (74,952)
   Balanced Fund                                      88,112            (16,613)
   Growth and Income Fund                                  -            (87,093)
   Government Income Fund                            156,537              8,360
   Asset Manager Fund                                      -            (20,920)
   Managed Income Portfolio                           84,221                  -
   Retirement Government Money Market Fund            86,894                  -
   Spartan U.S. Equity Index Fund                    162,974           (103,837)
   Freedom Income Fund                                 5,510               (923)
   Freedom 2000                                        1,001               (221)
   Freedom 2005                                          659               (171)
   Freedom 2010                                            -               (129)
   Freedom 2015                                           53                (16)
   Freedom 2020                                        3,648             (1,638)
   Freedom 2030                                          261             (3,403)
   Freedom 2035                                       15,854                669
   Freedom 2040                                       17,076            (11,056)
                                                  ------------------------------
                                                  $  981,415         $ (510,114)
                                                  ==============================

3. Investments

The fair value of investments representing 5% or more of the Plan's net assets at December 31, 2008 and 2007 follows:

                                                      2008                2007
                                                  ------------------------------
Fidelity investments:
   Magellan Fund                                  $        -         $  494,804
   Growth and Income Fund                                  -            286,645
   Government Income Fund                            156,537            150,782
   Asset Manager Fund                                      -            143,252
   Retirement Government Money Market Fund            86,894            114,041
   Spartan U.S. Equity Index Fund                    162,974            262,308
   Balanced Fund                                      88,112                  -
   Managed Income Portfolio                           84,221             81,281
   Mutual Shares Class A                             146,259                  -
   Davis NY Venture Fund                             212,356                  -

4. Income Tax Status

The Plan has received a determination  letter from the Internal  Revenue Service
(IRS) dated April 29, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan was amended subsequent to the IRS determination letter. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt.

5. Transactions With Parties in Interest

Certain trustee, accounting, and administrative expenses relating to the maintenance of participant records and the Plan's administration are absorbed by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

7. Fair Value Measurements

Effective January 1, 2008, the Plan adopted the provisions of SFAS 157 for its financial assets carried in the financial statements at fair value on a recurring basis. SFAS 157 defines fair value as the exchange price that would be received for an asset in an orderly transaction between market participants at the measurement date. SFAS 157 also establishes a fair value hierarchy and requires categorization of assets measured at fair value into one of three levels based on the inputs used in the valuation. Assets are classified in their entirety based on the lowest level of input significant to the fair value measurement. The three levels are defined as:

     Level 1 - Observable inputs based on quoted prices (unadjusted) in active markets for identical assets.

     Level 2 - Observable inputs, other than those included in Level 1, based on quoted prices for similar assets in active markets or quoted prices for identical assets in inactive markets.

     Level 3 - Unobservable inputs that reflect an entity's own assumptions about the inputs a market participant would use in pricing the asset based on the best information available in the circumstances.

Investments included in the statements of net assets available for benefits in mutual funds totaling $897,194 are stated at fair value as of December 31, 2008. These investments are based upon daily unadjusted quoted prices and, therefore, are considered Level 1.

Investments included in the statements of net assets available for benefits in common/collective trusts totaling $84,221 are stated at fair value as of December 31, 2008. These investments are based on good-faith estimates provided by the counterparty based on valuation models and, therefore, are considered Level 2.

Participant loans are valued at amortized cost, which approximates fair value, and are considered Level 3, and a summary of changes in the fair value for the year ended December 31, 2008 follows:

       Balance, beginning of year                                    $   49,333
          Issuances                                                      42,349
          Repayments and distributions                                  (32,281)
                                                                     -----------
       Balance, end of year                                          $   59,401
                                                                     ===========

8. Reconciliation between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2008 and 2007:

                                                                         2008         2007
                                                                     ------------  ------------

Net assets available for benefits per the financial statements       $ 1,045,359   $ 1,637,116
Adjustment to report collective trust fund at fair value                  (4,543)         (883)
                                                                     ------------  ------------
Net assets available for benefits per the Form 5500                  $ 1,040,816   $ 1,636,233
                                                                     ============  ============

The following is a reconciliation of net realized/unrealized appreciation in investment fair value per the financial statements to the Form 5500 for the year ended December 31, 2008:

Net realized/unrealized depreciation per the financial statements   $  (510,114)
Adjustment to report collective trust fund at fair value                 (3,660)
                                                                    ------------
Net realized/unrealized depreciation per the Form 5500              $  (513,774)
                                                                    ============

                           Other Financial Information

                               L.B. Foster Company
                   Savings Plan for Bargaining Unit Employees

                    Schedule H, Line 4i - Schedule of Assets
                              (Held at End of Year)

                            EIN #25-1324733 Plan #014

                                December 31, 2008

                                                                                            Fair
Identity of Issue, Borrower,                                                 Shares        Market
  Lessor, or Similar Party             Description of Investment              Held          Value
---------------------------------------------------------------------------------------------------

Fidelity investments*:
  Government Income Fund               Government obligations                 14,296     $  156,537
  Balanced Fund                        Equities                                6,716         88,112
  Managed Income Portfolio             Guaranteed investment contracts        88,764         84,221
  Retirement Government Money          Government obligations, money
    Market Fund                          market securities                    86,894         86,894
  Spartan U.S. Equity Index Fund       Equities                                5,109        162,974
  Freedom Income Fund                  Equity funds, fixed income funds          576          5,510
  Freedom 2000                         Equity funds, fixed income funds          100          1,001
  Freedom 2005                         Equity funds, fixed income funds           79            659
  Freedom 2015                         Equity funds, fixed income funds            6             53
  Freedom 2020                         Equity funds, fixed income funds          363          3,648
  Freedom 2030                         Equity funds, fixed income funds           27            261
  Freedom 2035                         Equity funds, fixed income funds        1,974         15,854
  Freedom 2040                         Equity funds, fixed income funds        3,055         17,076
Mutual Shares Class A                  Equities                                9,640        146,259
Davis NY Venture Fund                  Equities                                8,991        212,356
                                                                                         ----------
Total mutual funds                                                                          981,415

Outstanding participant loans*         Participant loans, interest rates
                                         ranging from 4.5% to 9.5%,
                                         various maturities ranging from
                                         one year to ten years                               59,401
                                                                                         ----------
                                                                                         $1,040,816
                                                                                         ==========

*Party in interest

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                                   L. B. Foster Company Savings
                                                   Plan for Bargaining
                                                   Unit Employees
                                                   -----------------------------
                                                   (Name of Plan)


Date: June 26, 2009                                By: /s/ David L. Voltz
-------------------                                -----------------------------
                                                   David L. Voltz
                                                   Vice President,
                                                   General Counsel and
                                                   Secretary

                                  EXHIBIT INDEX

Exhibit 23.1       Consent of Independent Registered Public Accounting Firm

                                                                 Exhibit 23.1



            Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 No. 333-159470) pertaining to the L. B. Foster Company Savings Plan for Bargaining Unit Employees of our report dated June 25, 2009, with respect to the financial statements and schedule of the L. B. Foster Company Savings Plan for Bargaining Unit Employees included in this Annual Report (Form 11-K) for the year ended December 31, 2008.

                                                   /s/ Ernst & Young LLP

Pittsburgh, Pennsylvania
June 25, 2009